Exhibit 99.1
E-House Announces Formation of a Real Estate Investment Fund
SHANGHAI, China, January 9, 2008 — E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, today announced the initial closing of a new real estate investment fund named E-House China Real Estate Investment Fund I, L.P. (“the Fund”), an exempted Cayman Islands limited partnership, with initial commitments of US$100 million.
The Fund will be managed by E-House’s non wholly-owned subsidiary, E-House Real Estate Asset Management Limited (“the General Partner”), a Cayman Islands company. The Fund will pay the General Partner annual management fees and carried interest on a success basis. Leveraging E-House’s knowledge and expertise in the Chinese real estate industry, including its proprietary CRIC database and research capabilities, the Fund seeks to invest in China’s fast growing real estate sector through diversified investment strategies at all levels of the real estate value chain.
“We are very pleased to see the initial closing of the fund,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “Establishing a real estate investment fund is consistent with our stated strategy of expanding service offerings and being an integrated full service real estate service provider. We believe the fund will have a unique competitive advantage through its access to E-House’s in-depth knowledge and broad information channel in China’s real estate industry, which enables us to better analyze and capture potential market opportunities. We believe in the strong fundamentals of China’s real estate sector and aim to rapidly expand our investment fund management service to maximize returns for the fund’s investors and E-House’s shareholders.”
Major investors of the Fund include both institutional investors and high net worth individuals. Two directors of E-House invested a total of US$28 million in the Fund. E-House itself has no investment in the Fund.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is now China’s largest real estate agency and consulting services company with presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor Statement
This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning E-House’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in our public filings with the Securities and Exchange Commission. All information provided in this press release is as of January 9, 2008, and E-House undertakes no duty to update such information, except as required under the applicable law.

For investor and media inquiries please contact:
In China:
Kate Kui
Director of Corporate Development and Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 5298-0219
E-mail: katekui@ehousechina.com
Cathy Li
Ogilvy Public Relations Worldwide (Beijing)
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Phone: +1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com